
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 6, 2019

Heath Hill
Chief Financial Officer
Cloud Peak Energy Inc.
748 T-7 Road
Gillette, Wyoming 82718

> **Re: Cloud Peak Energy Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed February 16, 2018**
> **File No. 001-34547**

Dear Mr. Hill:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining